FB BANCORP, INC.

353 Carondelet Street

New Orleans, Louisiana 70130

May 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	FB Bancorp, Inc.: Withdrawal of Acceleration Request, dated May 9, 2024, for

Registration Statement on Form S-1

File Number 333-277630

Ladies and Gentlemen:

Reference is made to our letter dated May 9, 2024, filed as correspondence via EDGAR on May 9, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, May 13, 2024 at 5:00 p.m. Eastern time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

FB Bancorp, Inc. represents that none of the 19,837,500 shares of common stock subject to the Registration Statement were sold or will be sold as of the date hereof and will not be sold unless and until the Registration Statement covering such shares of common stock is declared effective by the Securities and Exchange Commission.

Very truly yours,
FB BANCORP, INC.

/s/ Christopher Ferris
Christopher Ferris
President and Chief Executive Officer